SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 3)

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Subject Company)

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00752J 10 8

(CUSIP Number of Class of Securities)

Mark V.B. Tremallo

Vice President, General Counsel and Secretary

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

(408) 737-4600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark L. Reinstra, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Advanced Analogic Technologies Incorporated, a Delaware corporation (“AATI”), relating to the tender offer by PowerCo Acquisition Corp., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Offeror and Skyworks with the Securities and Exchange Commission (the “SEC”) on December 9, 2011, and pursuant to which Offeror is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, of AATI (the “Shares” or the “Common Stock”) at a price of $5.80 per Share, net to the seller in cash, without interest, and subject to any required withholdings of taxes (such amount per share or any greater amount paid pursuant to the offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2011 (as the same may further be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

Item 8 is further amended and supplemented by including the following at the end thereof:

“The Offer expired at 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012. According to BNY Mellon Shareowner Services, the depositary for the Offer, based on preliminary information as of 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012, approximately 42,861,222 Shares were tendered pursuant to the Offer and not withdrawn, 5,096,232 of which were presented pursuant to notices of guaranteed delivery. Assuming all Shares tendered pursuant to guaranteed delivery procedures are delivered, approximately 96.7% of all outstanding Shares have been tendered (the percentage is 85.2% if guaranteed delivery Shares are not taken into account). Therefore, the Minimum Condition has been satisfied. Offeror has accepted all tendered Shares for payment pursuant to the terms of the Offer and will promptly pay for such Shares.

On January 10, 2012, in addition to announcing the expiration and results of the Offer, Skyworks announced in a press release that Offeror has notified AATI of its intent to exercise its option under the merger agreement to purchase a sufficient number of newly issued Shares to ensure ownership of at least 90% of the outstanding Shares. Skyworks also announced that, to complete the acquisition of 100% of the Shares, Skyworks intends to effect a short-form merger in which Offeror will merge with and into AATI, with AATI surviving the merger and continuing as a wholly owned subsidiary of Skyworks.

On January 10, 2012, Skyworks issued a press release which is filed as Exhibit (a)(5)(C) and incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(C)	Press release issued by Skyworks on January 10, 2012*
* Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

Date: January 10, 2012	By:	/S/ DAVID J. ALDRICH
David J. Aldrich
President and Chief Executive Officer

INDEX TO EXHIBITS

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(5)(C)	Press release issued by Skyworks on January 10, 2012*
* Filed herewith.